

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


05009634

SUPPL

6 July 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. TNS Asia Holdings Limited – Reg no. 05383612 – Form 288a – Appointment of director or secretary.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.


SEC MAIL PROCESSING
RECEIVED
JUL 0 8 2005
WASH. D.C. 192 SECTION

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\050706 - (Securities & Exchange Commission)(TNS Asia Holdings Limited - Form 288a).doc

London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Via Securicor Diamond

5 July 2005

Dear Sir/Madam

Appointment of Director

Please find enclosed a signed Form 288a in regards to the appointment of Paul Simon Kent Wright as a director for TNS Asia Holdings Limited (reg. number 05383612).

Please acknowledge that the documents have been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States


SEC MAIL PROCESSING
RECEIVED
JUL 0 8 2005
WASH
192
SECTION

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 05383612

Company Name in full TNS Asia Holdings Limited

	Day	Month	Year
Date of appointment	15	06	2005
†Date of Birth	02	12	1957

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul Simon Kent

Surname: Wright

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address Less Rigg, Green North Road, Jordans

Post town: Beaconsfield Postcode: HP9 2SX

County / Region: Buckinghamshire Country: UK

†Nationality: British †Business occupation: Solicitor

†Other directorships (additional space overleaf): see attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature



Date 4/7/05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed



Date 4/7/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sofia Bernsand,Taylor Nelson Sofres plc
TNS House,Westgate, London
W5 1UA Tel 0208 967 2230
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
192
SECTION

F/N: 82-4668

Paul Simon Kent Wright

Individual Profile

SEC MAIL PROCESSING
RECEIVED
JUL 0 8 2005
WASH, D.C. 192 SECTION

Individual Details

QuickRef: WRIGHT-PSK
Title:
Name: Paul Simon Kent Wright
Honours:
Salutation:
Occupation: Solicitor
Nationality: British
Date of Birth: 02/12/1957
Previous Name:
National Insurance No:

Addresses

Home	Work
Lees Rigg Green North Road Jordans Beaconsfield Buckinghamshire HP9 2SX United Kingdom	

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